82-4211

GRUPO CONTINENTAL, S. A.

May 2, 2002.

02028859

02 MAY -8 AM 10:34

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
MAY 14 2002 p
THOMSON
FINANCIAL

Ladies and Gentlemen:

Enclosed herewith we are sending a printed copy of the consolidated financial statements together with the notes thereto (annexes numbers 1 to 12) of Grupo Continental, S.A., as of March 31, 2002.

The above mentioned information is being provided to mantain the exemption from registration under the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A. (file number 82-4211).

Very truly yours,

Carlos Valdés Govea
Vicepresidente Ejecutivo
Administración

Encl.
CVG'jvc

GC'18

dw 5/8

Avenida Hidalgo 2303 • C.P. 89140 Tampico, Tamaulipas, México
Apartado Postal 664 • C.P. 89000 Tampico, Tamaulipas, México
Teléfono (833) 241-25-00 • Fax (833) 241-25-77
Correo Electrónico: info@contal.com

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **CONTAL** Quarter: 1 Year: 2002 82-4211

GRUPO CONTINENTAL, S.A.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**8,027,634**	100	**7,412,383**	100
2	**CURRENT ASSETS**	**3,243,517**	**40**	**2,439,862**	**33**
3	CASH AND SHORT-TERM INVESTMENTS	1,914,856	24	1,443,262	19
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	220,286	3	171,241	2
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	401,018	5	94,171	1
6	INVENTORIES	707,357	9	730,417	10
7	OTHER CURRENT ASSETS	0	0	771	0
8	**LONG-TERM**	**702,611**	**9**	**941,608**	**13**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	239,998	3
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	668,228	8	674,059	9
11	OTHER INVESTMENTS	34,383	0	27,551	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**3,392,870**	**42**	**3,274,016**	**44**
13	PROPERTY	2,050,052	26	1,985,947	27
14	MACHINERY AND INDUSTRIAL	2,083,848	26	2,017,081	27
15	OTHER EQUIPMENT	1,861,397	23	1,841,795	25
16	ACCUMULATED DEPRECIATION	2,629,801	33	2,581,903	35
17	CONSTRUCTION IN PROGRESS	27,374	0	11,096	0
18	**DEFERRED ASSETS (NET)**	**687,055**	**9**	**755,362**	**10**
19	**OTHER ASSETS**	**1,581**	**0**	**1,535**	**0**
20	**TOTAL LIABILITIES**	**1,861,546**	**100**	**1,975,727**	**100**
21	**CURRENT LIABILITIES**	**761,186**	**41**	**826,998**	**42**
22	SUPPLIERS	317,402	17	348,784	18
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	90,792	5	120,162	6
26	OTHER CURRENT LIABILITIES	352,992	19	358,052	18
27	**LONG-TERM LIABILITIES**	**0**	**0**	**14,746**	**1**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	14,746	1
31	**DEFERRED LOANS**	**880,608**	**47**	**895,969**	**45**
32	**OTHER LIABILITIES**	**219,752**	**12**	**238,014**	**12**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**6,166,088**	100	**5,436,656**	100
34	**MINORITY INTEREST**	**5,304**		**4,806**	
35	**MAJORITY INTEREST**	**6,160,784**	**100**	**5,431,850**	**100**
36	**CONTRIBUTED CAPITAL**	**781,383**	**13**	**779,799**	**14**
37	PAID-IN CAPITAL STOCK (NOMINAL)	15,000	0	15,000	0
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	734,667	12	734,667	14
39	PREMIUM ON SALES OF SHARES	31,716	1	30,132	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**5,379,401**	**87**	**4,652,051**	**86**
42	RETAINED EARNINGS AND CAPITAL RESERVE	6,394,132	104	5,538,397	102
43	REPURCHASE FUND OF SHARES	221,545	4	197,450	4
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(1,423,102)	(23)	(1,339,629)	(25)
45	NET INCOME FOR THE YEAR	186,826	3	255,833	5

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,914,856**	**100**	**1,443,262**	**100**
46	CASH	108,390	6	55,512	4
47	SHORT-TERM INVESTMENTS	1,806,466	94	1,387,750	96
18	**DEFERRED ASSETS (NET)**	**687,055**	**100**	**755,362**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	181,152	26	214,044	28
49	GOODWILL	505,903	74	541,318	72
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**761,186**	**100**	**826,998**	**100**
52	FOREING CURRENCY LIABILITIES	4,862	1	12,288	1
53	MEXICAN PESOS LIABILITIES	756,324	99	814,710	99
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**352,992**	**100**	**358,052**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	9,817	3
58	OTHER CURRENT LIABILITIES WITHOUT COST	352,992	100	348,235	97
27	**LONG-TERM LIABILITIES**	**0**	**100**	**14,746**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	14,746	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**14,746**	**100**
63	OTHER LOANS WITH COST	0	0	14,746	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**880,608**	**100**	**895,969**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	880,608	100	895,969	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**219,752**	**100**	**238,014**	**100**
68	RESERVES	219,752	100	238,014	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,423,102)**	**100**	**(1,339,629)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(1,423,102)	(100)	(1,339,629)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	2,482,331	1,612,864
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	64	64
75	EMPLOYERS (*)	5,237	4,950
76	WORKERS (*)	9,269	8,755
77	CIRCULATION SHARES (*)	749,926,800	748,219,000
78	REPURCHASED SHARES (*)	73,200	1,781,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**2,126,240**	**100**	**2,133,231**	**100**
2	COST OF SALES	938,659	44	944,457	44
3	**GROSS INCOME**	**1,187,581**	**56**	**1,188,774**	**56**
4	OPERATING	835,951	39	781,387	37
5	**OPERATING INCOME**	**351,630**	**17**	**407,387**	**19**
6	TOTAL FINANCING COST	15,683	1	(30,024)	(1)
7	**INCOME AFTER FINANCING COST**	**335,947**	**16**	**437,411**	**21**
8	OTHER FINANCIAL OPERATIONS	(7,386)	0	(10,504)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**343,333**	**16**	**447,915**	**21**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	176,512	8	215,934	10
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**166,821**	**8**	**231,981**	**11**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	20,387	1	23,964	1
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**187,208**	**9**	**255,945**	**12**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**187,208**	**9**	**255,945**	**12**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**187,208**	**9**	**255,945**	**12**
19	NET INCOME OF MINORITY INTEREST	382	0	112	0
20	**NET INCOME OF MAJORITY INTEREST**	**186,826**	**9**	**255,833**	**12**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**2,126,240**	**100**	**2,133,231**	**100**
21	DOMESTIC	2,126,150	100	2,132,450	100
22	FOREIGN	90	0	781	0
23	TRANSLATED INTO DOLLARS (***)	10	0	80	0
6	**TOTAL FINANCING COST**	**15,683**	**100**	**(30,024)**	**100**
24	INTEREST PAID	2,558	16	6,473	22
25	EXCHANGE LOSSES	17,605	112	7,067	24
26	INTEREST EARNED	20,620	131	48,449	161
27	EXCHANGE PROFITS	2,990	19	1,961	7
28	GAIN DUE TO MONETARY POSITION	19,130	122	6,846	23
8	**OTHER FINANCIAL OPERATIONS**	**(7,386)**	**100**	**(10,504)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(7,386)	(100)	(10,504)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**176,512**	**100**	**215,934**	**100**
32	INCOME TAX	144,167	82	154,556	72
33	DEFERED INCOME TAX	(10,540)	(6)	9,619	4
34	WORKERS' PROFIT SHARING	43,672	25	52,814	24
35	DEFERED WORKERS' PROFIT SHARING	(787)	0	(1,055)	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL** QUARTER: 1 YEAR: 2002

GRUPO CONTINENTAL, S.A.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	2,148,229	2,153,704
37	NET INCOME OF THE YEAR	242,376	239,021
38	NET SALES (**)	9,419,143	9,532,781
39	OPERATION INCOME (**)	1,798,075	1,887,181
40	NET INCOME OF MAYORITY INTEREST(**)	1,046,386	1,084,983
41	NET CONSOLIDATED INCOME (**)	1,046,881	1,109,788

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**187,208**	**255,945**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	43,970	60,021
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**231,178**	**315,966**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(83,801)	(127,792)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**147,377**	**188,174**
6	CASH FLOW FROM EXTERNAL FINANCING	73,829	(139,345)
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**73,829**	**(139,345)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(35,345)**	**164,174**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	185,861	213,003
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,728,995	1,230,259
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,914,856	1,443,262

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**43,970**	**60,021**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	72,318	70,168
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	2,548	4,260
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(30,896)	(14,407)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(83,801)**	**(127,792)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(109,825)	1,349
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	44,583	(70,154)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	0	0
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(51,183)	(39,871)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	32,624	(19,116)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**73,829**	**(139,345)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	73,829	42,170
26	+ OTHER FINANCING	0	61,467
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	(242,982)
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS		
31	(-) DIVIDENS PAID		
32	+ PREMIUM ON SALE OF SHARES		
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES		
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(35,345)**	**164,174**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	239,998
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(51,935)	(52,348)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	16,590	(23,476)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **1** YEAR: **2002**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	8.80	%	12.00	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	16.98	%	19.97	%
3	NET INCOME TO TOTAL ASSETS (**)	13.04	%	14.97	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(10.22)	%	(2.67)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.17	times	1.29	times
7	NET SALES TO FIXED ASSETS (**)	2.78	times	2.91	times
8	INVENTORIES ROTATION (**)	5.89	times	5.44	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	8	days	6	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	15.86	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	23.19	%	26.65	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.30	times	0.36	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.26	%	1.37	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.45	%
15	OPERATING INCOME TO INTEREST PAID	137.46	times	62.94	times
16	NET SALES TO TOTAL LIABILITIES (**)	5.06	times	4.82	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	4.26	times	2.95	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	3.33	times	2.07	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.74	times	1.23	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	251.56	%	174.52	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	10.87	%	14.81	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.94)	%	(5.99)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	57.61	times	29.07	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	146.94	%	(31.89)	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **1** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.40	$ 1.45
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 1.36	$ 1.49
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 8.22	$ 7.26
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	2.03 times	1.87 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	11.91 times	9.38 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

S-32 OTHER LIABILITIES:

PENSION PLAN AND SENIORITY PREMIUMS LIABILITIES DERIVED OF THE APPLICATION OF THE BULLETIN D-3 OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS.

PENSION PLAN	$ 168,804
SENIORITY PREMIUMS	50,948
	$ 219,752

S-42 RETAINED EARNINGS AND CAPITAL RESERVE

RETAINED EARNINGS	$ 6,352,834
LEGAL RESERVE	41,298
	$ 6,394,132

S-43 REPURCHASE FUND OF SHARES

THE COMPANY HAS ESTABLISCHED A REPURCHASE FUND OF ITS SHARES, WHICH IS SHOWED IN THE ITEM S-43 OF THE FINANCIAL STATEMENTS, AS FOLLOWS:

SUMMARY:

HISTORICAL VALUE RESERVE	$ 150,000
SURPLUS FROM RESTATEMENT	72,435
REPURCHASE, NET	(888)
PAID COMMISIONS	(2)
T O T A L	$ 221,545

AT MARCH 31, 2002, THE COMPANY OWNS 73,200 REPURCHASE FUND OF SHARES. THE LIMIT RELOCATION WILL BE BETWEEN DECEMBER 2002 AND JANUARY 2003.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

S-71 INCOME FROM NON-MONETARY POSITION ASSETS

INCOME FROM NON-MONETARY POSITION ASSETS	$ (565,841)
EFFECT ACUMULATED DEFERRED INCOME TAXES	(857,261)
	$ (1,423,102)

S-31 DEFERRED CREDITS

S-66 DEFERRED INCOME TAXES

THIS INCLUDE A LIABILITIES BY:

DEFERRED INCOME TAXES (D-4)	$ 731,080
DEFERRED INCOME TAXES FISCAL	148,563
STATUTORY EMPLOYEES PROFIT SHARING (D-4)	965
	$ 880,608

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

ECONOMIC OVERVIEW

The economic recovery in our country and in the United States has been delayed, even though the macroeconomic stability and tax discipline continue in Mexico. Tax income has been decreased as a consequence of the failed Tax Reform.

The budget cutback recently announced by the Federal Executive Branch is a clear sign of consistency intended to keep the investment grade held by Mexico, and results in liabilities which guarantee international flows.

Even though a higher increase is expected in federal income from oil, Mexico cannot project its income on this account due to the volatility in prices and the volume of this raw material, which is beyond national control.

OPERATION RESULTS

As usual, the first quarter of each year is a period of hard work to implement the main strategies and releases of new products and bottles which are currently in the market, we are mainly referring to POWERADE and QUATRO.

Our alignment with The Coca-Cola Company, having 100% of the products of such company, has favored the growth of our sales volume, which in the first quarter was 78 million unit cases, including allowances and samples. We had a 5.3% growth over last year.

The most important activities concern:

3 releases of one-liter Coca Cola in non-returnable Pet bottle.

3 promotional campaigns for customers and consumers.

4,175 additional refrigeration equipment units for the market.

3.7% price increase as of the closing of March.

CAPITAL RESOURCES

Fixed asset investments made by our Group, accrued as of the closing of the quarter, amounted to 52 million pesos. They were made with funds originated from the operation flow and include the modernization and extension of bottling lines for new products, vehicles of different characteristics intended to renew the distribution fleet, new routes, service vehicles, goods lifts, lands for construction of new distribution centers, computer equipment and several appliances. We also invested 20 million pesos in refrigeration equipment for the market and new carbodies for distribution vehicles, accounted for as operation expenses.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

LIQUIDITY

The operation flow from January to March amounted to 424 million pesos. We have available cash for 1,915 million pesos to leverage any profitable investment opportunity.

The liquidity and leverage ratios are excellent, as reflected in the financial statements which are a part of this information.

ACTIVITY OF THE COMPANY

Grupo Continental, S. A. (the "Company") is a holding of companies who are principally engaged in the manufacture and sale of soft drinks and purified water, through 17 franchises granted by The Coca-Cola Company, operating in seven States of Mexico.

NOTES TO CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all of its subsidiaries, each of which is more than 50% owned by the Company. All material intercompany balances and transactions have been eliminated in consolidation.

The subsidiaries of Grupo Continental, S.A. included in the consolidated financial statement, are listed in the annex 3 of the financial information.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Company, all of which are based on accounting principles generally accepted in Mexico ("Mexican GAAP"), are summarized below:

a) Recognition of the effects of inflation

The consolidated and individual financial statements of the Company have been prepared in accordance with Bulletin B-10, which recognizes the effects of inflation and, accordingly, the consolidated and individual financial statements have been restated to constant December 31, 2001 Mexican pesos ("$"), to correspond with the date of the latest financial statements issued by the Company, using the Mexican National Consumer Price Index ("NCPI"), published by the Banco de Mexico. The accompanying consolidated and individual financial statements are therefore comparable with each other since each is stated in Mexican pesos of the same purchasing power.

b) Cash and cash equivalents

Cash and cash equivalents consist of cash and unsecured short-term investments with banks, which are payable on demand and bear interest at variable rates, and have original maturities of three months or less. The carrying amounts are stated at cost, which approximates market value.

c) Inventories and cost of sales

Inventories are stated at the lower of replacement cost or realizable value. Cost of sales is stated utilizing the replacement cost at time of sale.

d) Investments

Investments in subsidiaries and associated companies are valued by applying the equity method for purposes of presentation in the individual financial statements. Investments in non-marketable securities are expressed at the restated cost, which involves restating historical amounts by applying factors derived from the NCPI.

e) Property, plant and equipment

Property, plant and equipment are recorded at acquisition cost. Until 1996, fixed assets were restated based on appraisals performed by independent appraisers, in order to reflect the net replacement value. Effective 1997, the net replacement value at December 31, 1996, and the subsequent acquisitions are restated by applying factors derived from NCPI. Depreciation is calculated using the straight-line method, based on the useful lives of the assets.

f) Cost of cases and bottles

All cases and bottles held at the company's plants and warehouses are recorded as inventory at the lower of deposit value or replacement cost. When the cases and bottles are broken are charged to income as selling or general expenses (bottles broken during production are charged to cost of sales). The results that are obtained expensing bottles and cases in this manner are not materially different from the results that would be obtained if the Company amortized these bottles and cases over their estimated useful lives of approximately four years. (1.5 years for plastic bottles and 4 years for policarbonate 20-liter bottles).

The cost of cases and bottles provided to retailers without deposit, in connection with promotional campaigns for new container sizes (net of the portion of such costs paid by The Coca-Cola Company pursuant to cooperative marketing arrangements), is included in other non-current assets on the consolidated balance sheet and it is amortized over their estimated useful life mentioned in the preceding paragraph.

g) Goodwill

The difference of the amount paid and the book value of shares of subsidiaries and associated companies acquired, represents the goodwill. It is restated by applying to historical amounts, factors derived from the NCPI. Goodwill is amortized on a straight-line method in a period not exceeding 20 years.

h) Income tax and employees' statutory profit sharing

The method established in the new bulletin for computing the deferred income tax, consists in the comparison of the total tax and accounting items of the balance sheet. Those timing differences are multiplied by the income tax rate and the resulting amount will represent the asset or liability deferred income tax. The asset tax caused in the year and in prior years, represents prepaid

income tax. Timing differences in the computation of statutory employees profit sharing, are recognized.

On January 1st, 2002 was published on the Diario Oficial de la Federacion the new Income Tax that establish changes in the tax rates.

Effective January 1st, 2002 the Company and its subsidiaries adopted the guidelines established by the circular No. 56 issued by the Mexican Institute of Public Accountants that establish changes on the tax rates. The accumulated effect at the beginning of 2002 was aproximately of 46 millions of pesos, reducing the liability of deferred income taxes.

i) Pension plans and employee severance benefits

Seniority premiums to which employees are entitled upon termination of employment after 15 years of services, as mandated by the Mexican Labor Law, are recognized as expenses as such premiums accrue, based on actuarial computation.

The Company provides defined benefit pension plans that cover non-union employees of almost all the subsidiaries. The Company provides the pension plans to eligible employees with at least 10 years of service and 60 years of age and remains in effect at least for the following ten years, and until death. The amount of payment under the pension benefits is based on the average net salary for the last 12 months of service, and is reduced by the amount of payment of the benefits received by the employees from the Mexican Institute of Social Security. The Company makes annual contributions to the pension trust, based on actuarial estimations.

Two subsidiaries provide benefit pension plans covering union employees, with at least 25 years of services and 60 years of age and remains in effect until death. The amount of payment under the pension benefits equals to 50% of the salary in effect at the date of retirement.

The cost of seniority premiums and the pension plans are calculated on an actuarial basis, as established on Bulletin D-3 "Labor Obligations", issued by the Mexican Institute of Public Accountants. This bulletin requires charges to income in each fiscal year, as well as recognition of corresponding liabilities and assets (in the event of over funding). These costs are computed based on the services rendered and projected salaries.

Other compensations based on length of service and to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Labor Law, are charged to income in the year in which they become payable.

j) Transactions in U.S. dollars (See Note 6)

Transactions in U.S. dollars are recorded at the rate of exchange prevailing on the date the transaction is entered into. Assets and liabilities denominated in such currency are stated at the Mexican peso equivalent resulting from applying the rate of exchange prevailing at year-end. Exchange gains or losses are included in results of operations.

k) Surplus from restatement of shareholders' equity

Items comprising shareholders' equity are restated by applying factors derived from NCPI to historical amounts. The restated figures represent the shareholders' investment in Mexican pesos with purchasing power at the balance sheet date.

The surplus from restatement of shareholders' equity primarily represents the gain or loss from holding non-monetary assets, and is determined by comparing the replacement values to those values obtained from applying factors derived from the NCPI in the restatement of non-monetary assets.

l) Comprehensive income

Effective 2001, the Mexican Institute of Public Accountants, issued the Bulletin B-4, "Comprehensive income", which established that in the Statement of Shareholders' Equity be shown the "Comprehensive income", which represents the whole actuation of the Company during the years that are presented. This item is represented by the net income of the year, the gain or loss from holding non-monetary assets corresponding to the year and the effect of deferred income taxes, that in conformity with accounting principles generally accepted in Mexico should be recorded in the shareholders' equity.

m) Gain or loss on net monetary position

Gain on net monetary position represents the effects of inflation, as measured by changes in the NCPI, on the company's monetary assets and liabilities at the beginning of each month.

n) Advertising and promotional expenses and other income from The Coca-Cola Company

During the periods covered by these financial statements, pursuant to annual cooperative marketing budgets, The Coca-Cola Company has made co-payments equal to approximately half of the cost of certain advertising and promotional programs, including the cost of bottles and cases provided to retailers without deposit in connection with reverse promotions, and the Company, together with other Mexican Coca-Cola bottlers, has made co-payments in connection with national advertising campaigns based on the population of their respective territories, equal to an aggregate of approximately half of the cost of such campaigns. The company's advertising and promotional expenses only reflect the portion of such costs. Funds expended by the Company in respect of The Coca-Cola Company's portion of such expenses, are reflected as accounts receivable from The Coca-Cola Company and accordingly, have no income statement effect. The Coca-Cola Company generally pays such receivables within 60 days.

o) Income per share

Income per share is calculated by dividing majority net income, by the weighted average shares outstanding during each year presented. The weighted average shares outstanding during March 2002 were 749,686,943 and 748,895,067 on March 2001.

2.- PROPERTY, PLANT AND EQUIPMENT (See anex 4)

Property, plant and equipment are showed in accordance with the Fifth Amendment of the Bulletin B-10 based on Mexican GAAP.

Depreciation is calculated using the straight-line method, based on the useful lives of the assets as well as by the maintenance conditions and obsolescence determined by the actual marker for each one of the properties.

Different concepts of capital assets are depreciated as follows:

ANNUAL DEPRECIATION RATES

Building	1.6%
Industrial equipment	6.5%
Anticontamination equipment	4.7%
Transportation equipment	5.9%
Furniture and other equipment	12.4%

3.- STOCK MARKET LOANS

N/A

4.- EMPLOYEE SEVERANCE BENEFITS

Pension plan and seniority premiums liabilities derived of the application of the Bulletin D-3 of The Mexican Institute of Public Accountants.

Pension Plan	$ 168,804
Seniority Premiums	50,948
	$ 219,752

5.- CONSOLIDATED STOCK HOLDERS' EQUITY

SHAREHOLDERS' EQUITY

The capital stock is represented by 750,000,000 common shares, with a par value of two cents each, fully subscribed and paid.

At March 31, 2002, the Company owns 73,200 repurchase fund of shares. The limit relocation will be between December 2002 and January 2003.

Dividends are not subject to withholding income taxes as long as they are paid from "net taxable income" or "CUFIN". Also, the stock reimbursements that exceed proportionally the account of capital contributed (CUCA), are considered dividends and subject to the mentioned procedure, and in such case to the payment of taxes.

The unconsolidated annual net income of the Company and of each subsidiary is subject to the legal requirement of appropriating 5% thereof to increase the legal reserve of the relevant Company until this reserve represents 20% of such company's nominal capital stock. As of March 31, 2002, the company's legal reserve stood at 3 million nominal Mexican pesos, representing 20% of the nominal capital stock of the Company. The legal reserve is included in the retained earnings and capital reserve (S-42) of the Consolidated Financial Statement.

MINORITY INTEREST

The Company owns practically the 100% of the capital stock of the subsidiaries and 51% of Servicios Ejecutivos Continental, S.A. The minority interest represents the equity in subsidiaries owned by minority shareholders, shown in the consolidated balance sheet after the majority shareholders' equity. The consolidated statement of income arrives at the consolidated net income and majority and minority portions are shown after the consolidated net income.

6.- REPURCHASE FUND OF SHARES

The Company has established a repurchase fund of its shares, which is showed in the item S-43 of the financial statements, as follows:

SUMMARY:

Historical value reserve	$ 150,000
Surplus from restatement	72,435
Repurchase, net	(888)
Paid commisions	(2)
T O T A L	$ 221,545

At March 31, 2002, the Company owns 73,200 repurchase fund of shares. The limit relocation will be between December 2002 and January 2003.

7.- TOTAL FINANCING COST

See the breakdown of main concepts in the Consolidated Income Statement.

8.- DEFERRED INCOME TAXES

At March 31, 2002, there are the accumulate effects:

S-71 INCOME FROM NON-MONETARY POSITION ASSETS

Income from non-monetary position Assets	$ (565,841)
Effect Acumulated Deferred income Taxes (D-4)	(857,261)
	$ (1,423,102)

S-31 Deferred credits
S-66 Deferred income taxes

This include a liabilities by:

Deferred Income taxes (D-4)	$ 731,080
Deferred Income taxes fiscal	148,563
Statutory employees profit sharing (D-4)	965
	$ 880,608

9.- EXTRAORDINARY ITEMS

N/A

10.- DISCONTINUED OPERATIONS

N/A

11.- EFFECT OF CHANGES IN MEXICAN GAAP

N/A

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

12.- MONTHLY NET INCOME (HISTORIC AND UPDATED)

MONTH	NET INCOME OF MAJORITY INTEREST OF THE YEAR (HISTORIC)	NET INCOME OF MAJORITY INTEREST OF THE MONTH (HISTORIC)	NCPI (CLOSING)	NCPI (SOURCE)	NET INCOME OF MAJORITY INTEREST OF THE MONTH (UP DATED)
Apr-01	95,406	95,406	133,215.5	127,924.6	99,352
May-01	191,826	96,420	133,215.5	128,218.1	100,178
Jun-01	283,273	91,447	133,215.5	128,521.4	94,787
Jul-01	390,256	106,983	133,215.5	128,187.5	111,179
Aug-01	479,860	89,604	133,215.5	128,946.9	92,570
Sep-01	571,710	91,850	133,215.5	130,147.3	94,015
Oct-01	652,976	81,266	133,215.5	130,735.5	82,808
Nov-01	762,608	109,632	133,215.5	131,228.0	111,292
Dec-01	834,992	72,384	133,215.5	131,409.7	73,379
Jan-02	894,256	59,264	133,215.5	132,622.8	59,529
Feb-02	944,777	50,521	133,215.5	132,537.5	50,779
Mar-02	1,021,295	76,518	133,215.5	133,215.5	76,518
		1,021,295			1,046,386

13.- REMARKABLE ISSUES

N/A

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **1** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 EMBOTELLADORA AGUASCALIENTES, S.A. DE C.V.	BOTTLING PLANT	149,999	99.99	8,422	115,914
2 EMBOTELLADORA AMECA, S.A. DE C.V.	BOTTLING PLANT	49,999	99.99	164	149,937
3 EMBOTELLADORA DE COAHUILA, S.A. DE C.V.	BOTTLING PLANT	149,999	99.99	14,026	138,302
4 EMBOTELLADORA GOMEZ PALACIO, S.A. DE C.V.	BOTTLING PLANT	499,999	99.99	4,494	112,763
5 EMBOTELLADORA GUADIANA, S.A. DE C.V.	BOTTLING PLANT	119,999	99.99	7,723	126,318
6 EMBOTELLADORA GUADALUPE VICTORIA, S.A. DE C.V.	BOTTLING PLANT	17,499,999	99.99	19,673	111,900
7 EMBOTELLADORA LA BUFA, S.A. DE C.V.	BOTTLING PLANT	12,999,999	99.99	15,639	146,963
8 EMBOTELLADORA LA FAVORITA, S.A. DE C.V.	BOTTLING PLANT	5,299,999	99.99	11,746	719,731
9 EMBOTELLADORA LAGUNERA, S.A. DE C.V.	BOTTLING PLANT	1,904,999	99.99	5,571	148,116
10 EMBOTELLADORA LAS TROJES, S.A. DE C.V.	BOTTLING PLANT	13,637,027	99.99	16,508	184,484
11 EMBOTELLADORA LOS ALTOS, S.A. DE C.V.	BOTTLING PLANT	349,999	99.99	5,676	164,993
12 EMBOTELLADORA RIO VERDE, S.A. DE C.V.	BOTTLING PLANT	49,999	99.99	1,410	70,380
13 EMBOTELLADORA SAN LUIS, S.A. DE C.V.	BOTTLING PLANT	99,999	99.99	8,712	137,855
14 EMBOTELLADORA TANGAMANGA, S.A. DE C.V.	BOTTLING PLANT	50,409,118	99.99	18,536	206,399
15 EMBOTELLADORA FRESNILLO, S.A. DE C.V.	BOTTLING PLANT	849,999	99.99	3,176	108,761
16 EMBOTELLADORA ZAPOPAN, S.A. DE C.V.	BOTTLING PLANT	18,999,999	99.99	22,038	307,369
17 EMBOTELLADORA DE TECOMAN, S.A. DE C.V.	BOTTLING PLANT	33,391,749	99.99	159,791	189,443
18 INMOBILIARIA FAVORITA, S.A. DE C.V.	REAL STATE COMPANY	18,290,060	99.99	23,969	456,171
19 FOMENTO DE AGUASCALIENTES, S.A. DE C.V.	REAL STATE COMPANY	17,203,089	99.99	14,315	127,926
20 CONCENTRADOS INDUSTRIALES, S.A. DE C.V.	CHEMISTRY FACTORY	499,999	99.99	846	22,557
21 FOMENTO DURANGO, S.A. DE C.V.	REAL STATE COMPANY	2,108,017	99.99	568	77,680
22 FOMENTO MAYRAN, S.A. DE C.V.	REAL STATE COMPANY	2,130,817	99.99	1,033	71,527
23 FOMENTO POTOSINO, S.A. DE C.V.	REAL STATE COMPANY	49,999	99.99	475	21,189
24 FOMENTO RIO NAZAS, S.A. DE C.V.	REAL STATE COMPANY	49,999	99.99	1,315	36,668
25 FOMENTO SAN LUIS, S.A. DE C.V.	REAL STATE COMPANY	52,370,655	99.99	50,853	109,017

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL** QUARTER: **1** YEAR: **2002**
GRUPO CONTINENTAL, S.A.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

PAGE 2
CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
26 FOMENTO ZACATECANO, S.A. DE C.V.	REAL STATE COMPANY	7,559,999	99.99	10,024	101,167
27 GROSSMAN Y ASOCIADOS, S.A. DE C.V.	REAL STATE COMPANY	109,999	99.99	2,281	112,131
28 MERCADOTECNIA DE OCCIDENTE, S.A. DE C.V.	ADVERTISING AGENCY	5,782,061	99.99	6,027	44,071
29 SOCIEDAD INDUSTRIAL, S.A. DE C.V.	SERVICES COMPANY	77,789,998	99.99	76,442	456,014
30 SERVICIOS EJECUTIVOS CONTINENTAL, S.A.	SERVICES COMPANY	5,304,000	51.00	2,728	5,616
31 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**514,181**	**4,781,362**
ASSOCIATEDS					
1 INDUSTRIA ENVASADORA DE QUERETARO, S.A. DE C.V.	SOFT DRINK CANNER	84,609	16.92	8,670	50,105
2 ANDAMIOS ATLAS, S.A. DE C.V.	SCAFFOLD COMPANY	1,065,139	26.01	6,524	43,440
3 PROMOTORA INDUSTRIAL AZUCARERA, S.A. DE C.V.	HOLDING COMPANY	12,700,791	49.00	65,075	574,683
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**80,269**	**668,228**
OTHER PERMANENT INVESTMENTS					**34,383**
TOTAL					**5,483,973**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODI**CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **1** YEAR: **2002**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	299,578	35,561	264,017	1,193,757	429,354	1,028,420
MACHINERY	708,811	216,306	492,505	1,325,349	869,468	948,386
TRANSPORT EQUIPMENT	610,563	193,023	417,540	786,989	625,842	578,687
OFFICE EQUIPMENT	18,629	8,100	10,529	31,279	27,027	14,781
COMPUTER EQUIPMENT	57,722	30,350	27,372	23,773	20,180	30,965
OTHER	204,122	99,603	104,519	123,507	74,987	153,039
DEPRECIABLES TOTAL	**1,899,425**	**582,943**	**1,316,482**	**3,484,654**	**2,046,858**	**2,754,278**
NOT DEPRECIATION ASSETS						
GROUNDS	63,505	0	63,505	474,860	0	538,365
CONSTRUCTIONS IN PROCESS	27,374	0	27,374	55	0	27,429
OTHER	68,928	0	68,928	3,870	0	72,798
NOT DEPRECIABLE TOTAL	**159,807**	**0**	**159,807**	**478,785**	**0**	**638,592**
TOTAL	**2,059,232**	**582,943**	**1,476,289**	**3,963,439**	**2,046,858**	**3,392,870**

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
WITH WARRANTY																
EQUIPMENT BANORTE		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
INVENTORIES/INTERNATIONAL		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
EQUIPMENT/INTERNATIONAL		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
INVENTORIES/BANCOMER		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
EQUIPMENT/BANCOMER		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
MISCELLANEOS	31/03/2002	0.00	316,651	0	0	751	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**316,651**	**0**	**0**	**751**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
MISCELLANEOS	31/03/2002	0.00	348,881	0	0	4,111	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**348,881**	**0**	**0**	**4,111**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			665,532	**0**	**0**	**4,862**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

NOTES

82-4211

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **1** YEAR: **2002**

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	10	90	0	0	90
OTHER	0	0	0	0	0
TOTAL	**10**	**90**			**90**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	417	3,807	693	6,256	10,063
OTHER	806	7,391	0	0	7,391
TOTAL	**1,223**	**11,198**	**693**	**6,256**	**17,454**
NET BALANCE	**(1,213)**	**(11,108)**	**(693)**	**(6,256)**	**(17,364)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**101,263**	**913,824**	0	0	**913,824**
LIABILITIES POSITION	**539**	**4,862**			**4,862**
SHORT TERM LIABILITIES POSITION	539	4,862	0	0	4,862
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**100,724**	**908,962**			**908,962**

NOTES

THE EXCHANGE RATE ON THE INFORMATION DATE IS $9.0243 MEXICAN PESOS PER ONE U.S. DOLLAR PUBLISHED BY BANCO DE MEXICO IN THE "DIARIO OFICIAL DE LA FEDERACION" THE LAST WORKING DAY OF THE REPORTED MONTH.

1) EXPENSES IN OTHER CURRENCY:
THE EXCHANGE RATE FOR THE 783 EUROS IS $7.980 MEXICAN PESOS PER ONE EURO.

82-4211

STOCK EXCHANGE CODE:**CONTAL** QUARTER: **1** YEAR: **2002**
GRUPO CONTINENTAL, S.A.

**INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)**

ANNEX 7 **CONSOLIDATED**
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	2,229,999	917,715	(1,312,284)	0.92	(12,114)
FEBRUARY	2,353,117	863,911	(1,489,206)	0.06	958
MARCH	2,429,570	880,108	(1,549,462)	0.51	(7,925)
ACTUALIZATION:	0	0	0	0.00	(49)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**(19,130)**

NOTES

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **1** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
=== N O T A P P L Y ===

ACTUAL SITUATION OF FINANCIAL LIMITED
=== N O T A P P L Y ===

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **1** YEAR: **2002**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
EMB AGUASCALIENTES, SA DE CV	BOTTLING PLANT	4,212	34
EMB AMECA, SA DE CV	BOTTLING PLANT	4,638	62
EMB DE COAHUILA, SA DE CV	BOTTLING PLANT	3,035	46
EMB DE TECOMAN, SA DE CV	BOTTLING PLANT	5,968	47
EMB FRESNILLO, SA DE CV	BOTTLING PLANT	1,500	46
EMB GOMEZ PALACIO, SA DE CV	BOTTLING PLANT	1,885	50
EMB GPE VICTORIA, SA DE CV	BOTTLING PLANT	3,675	36
EMB GUADIANA, SA DE CV	BOTTLING PLANT	3,920	96
EMB LA BUFA, SA DE CV	BOTTLING PLANT	4,300	63
EMB LA FAVORITA, SA DE CV	BOTTLING PLANT	23,729	47
EMB LAGUNERA, SA DE CV	BOTTLING PLANT	8,800	65
EMB LAS TROJES, SA DE CV	BOTTLING PLANT	12,200	55
EMB LOS ALTOS, SA DE CV	BOTTLING PLANT	2,300	65
EMB RIOVERDE, SA DE CV	BOTTLING PLANT	975	43
EMB SAN LUIS, SA DE CV	BOTTLING PLANT	4,700	49
EMB TANGAMANGA, SA DE CV	BOTTLING PLANT	6,182	71
EMB ZAPOPAN, SA DE CV	BOTTLING PLANT	9,700	82
CONCENTRADOS IND., SA DE CV	CHEMISTRY FACTORY	526	70

NOTES

- THE INSTALLED CAPACITY PRESENTES IS QUARTERLY.
- THE INSTALLED CAPACITY ANNUAL ASCEND TO 407 MILLIONS UNIT CASES.
- THE READY TO DRINK NON ALCOHOLIC BEVERAGES INSTALLED CAPACITY IS SHOWED IN THOUSANDS UNIT CASES (ONE CASE IS COMPRISED OF 24 236.560 ML. BOTTLERS).
- THE INSTALLED CAPACITY BY CONCENTRADOS INDUSTRIALES IS SHOWED IN THOUSANDS OF LITERS PER QUARTER.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **1** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
CONCENTRATE	COCA-COLA DE MEXICO			SI	35.04
SUGAR	P.I.A.S.A. (ASOCIADA)			SI	21.11
ONE WAY PACKAGE	VITRO, S. A.			SI	15.90
BOTTLE CAP	TAPON CORONA D GUADALAJARA SA CROWN CORK DE MEXICO, SA TAPAS INNOVATIVAS, SA DE CV			SI	3.63

NOTES

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
READY TO DRINK NON ALCOHOLIC BEVERAGES (NARTD)	74,856	927,721	76,924	2,117,736	27.50	COCA-COLA, COCA-COLA LIGHT, FANTA, SPRITE, FRESCA, LIFT, DELAWARE, SPRITE LIGHT, SENZAO, CIEL, CIEL MINERALIZADA Y CIEL GARRAFON	RETAILER
OTHERS				8,414		DIVERSAS	HOME AND COMPANIE SUNDRY
TOTAL		927,721		2,126,150			

82-4211

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
CHEMISTRY ANALYSIS SERVICES				90	COSTA RICA	COINSA	SUNDRY
TOTAL				90			

NOTES

THE FOLLOWING OBSERVATIONS ARE FOR NATIONAL SALES:

- THE PRODUCTION VOLUME AND SALES OF THE MAIN SOFT DRINK PRODUCTS ARE DETERMINED IN THOUSANDS UNIT CASES (ONE CASE IS COMPRISED OF 24 236.560 ML. BOTTLERS).
- THE WATER JUG HAS A 20 LITER CAPACITY.
- THE SHARE IN THE READY TO DRINK NON ALCOHOLIC BEVERAGES MARKET IS ESTIMATED.

82-4211

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** 1,926,086,135

Number of shares Outstanding at the Date of the NFEA: 750,000,000
(Units)

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF MARZO OF 2002

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2002 1,950,565,558

Number of shares Outstanding at the Date of the NFEA: 750,000,000
(Units)

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

STOCK EXCHANGE COI CONTAL QUARTER: 1 YEAR: 2002
RAZON SOCIAL: **GRUPO CONTINENTAL, S.A.**

82-4211

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001**	843,765,123
Number of Shares Outstanding at the Date of the NFEAR: (Units)	750,000,000

[X] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF MARZO OF 2002	854,960,257
Number of shares Outstanding at the Date of the NFEAR (Units)	750,000,000

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
*	0.02000	0	749,926,800			749,926,800	15,000	
TOTAL			**749,926,800**	**0**	**0**	**749,926,800**	**15,000**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
749,926,800
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
*	73,200	14.00000	16.67000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF MARCH OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. MARCOS AGUILAR ROMO
SECRETARIO DEL CONSEJO DE ADMINISTRACION

C.P. CARLOS VALDES GOVEA
CONSEJERO

TAMPICO, TAMP, AT MAY 2 OF 2002

82-4211

CLAVE DE COTIZACION: CONTAL   FECHA: 2/05/2002 15:25

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO CONTINENTAL, S.A.		
DO MICILIO:	AVENIDA HIDALGO NO. 2303		
COLONIA:	SMITH		
C. POSTAL:	89140		
CIUDAD Y ESTADO:	TAMPICO ,TAMP		
TELEFONO:	01 833 241-25-00		
FAX:	01-833 241-25-77	**AUTOMATICO:**	X
E-MAIL:	info@contal.com		
DIRECCION DE INTERNET	www.contal.com		

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GCO7901128N8
DOMICILIO FISCAL:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO ,TAMP

RESPONSABLE DE PAGO

NOMBRE:	- ROBERTO MARTINEZ GARZA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO ,TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:	- CYNTHIA H. GROSSMAN -
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 213-37-21
FAX:	01-833 217-02-95 Y 01-833 241-25-77
E-MAIL:	info@contal.com

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	PRESIDENTE EJECUTIVO
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP

82-4211

CLAVE DE COTIZACION: CONTAL **FECHA:** 2/05/2002 15:25

TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	VICEPRESIDENTE EJECUTIVO
NOMBRE:	- MIGUEL ANGEL RABAGO VITE
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-14
FAX:	01-833 241-25-77
E-MAIL:	mrabago@contal.com

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	PRESIDENTE EJECUTIVO
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	VICEPRESIDENTE EJECUTIVO
NOMBRE:	- CARLOS VALDES GOVEA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	cvaldes@contal.com

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR DE ASUNTOS JURIDICOS
NOMBRE:	- ROBERTO MARTINEZ GARZA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	rmartinez@contal.com

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE EJECUTIVO
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303

82-4211

CLAVE DE COTIZACION: CONTAL

FECHA: 2/05/2002 15:25

COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NO APLICA
NOMBRE:	N.A. NO APLICA NO APLICA NO APLICA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	info@contal.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	VICEPRESIDENTE EJECUTIVO
NOMBRE:	- MIGUEL ANGEL RABAGO VITE
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-14
FAX:	01-833 241-25-77
E-MAIL:	mrabago@contal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	PRESIDENTE EJECUTIVO
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	VICEPRESIDENTE EJECUTIVO
NOMBRE:	- CARLOS VALDES GOVEA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	cvaldes@contal.com